Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Announcement

Election and Appointment of Directors and Supervisors

And

Appointment of Chairman and Vice Chairman

We refer to the notice of the annual general meeting of PetroChina Company Limited (the “Company”) for the year 2013 (the “AGM”) dated 4 April 2014, the circular of the Company in relation to, among others, the election and appointment of Directors and Supervisors dated 4 April 2014 (the “Circular”) and the supplemental notice of AGM in relation to the election and appointment of Directors dated 29 April 2014, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the AGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, China, at 9 a.m. on 22 May 2014 by way of physical meeting.

The Board of Directors announces that Mr Li Xinhua, Mr Wang Guoliang, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui, the Directors of the Company, retired from their office as Directors due to expiry of terms of appointment. Mr Wang Guangjun, Mr Wang Daocheng and Mr Fan Fuchun, the Supervisors of the Company, retired from their office as Supervisors due to expiry of terms of appointment. The retirement took immediate effect from 22 May 2014. Each of the above retiring Directors and Supervisors confirmed that they have no disagreement with the Board of Directors, the supervisory committee of the Company (the “Supervisory Committee”) and the Company and there are no other matters in relation to their retirement that need to be brought to the attention of the shareholders of the Company. The Board of Directors expresses its sincere gratitude to the above retiring Directors and Supervisors for their contributions to the Company during their term of office.

The Board of Directors also announces that at the AGM, Mr Zhou Jiping, Mr Liao Yongyuan, Mr Wang Dongjin, Mr Yu Baocai and Mr Chen Zhiwu were re-elected as Directors and Mr Shen Diancheng, Mr Liu Yuezhen, Mr Liu Hongbin, Mr Richard H. Matzke and Mr Lin Boqiang were elected as Directors, respectively; and that Mr Wang Lixin, Mr Guo Jinping and Mr Li Qingyi were re-elected as Supervisors and Mr Jia Yimin and Mr Zhang Fengshan were elected as Supervisors, respectively.

Please refer to the Circular as noted above for the biographical details and other information to be disclosed pursuant to the Listing Rules in relation to the appointment of the above Directors and Supervisors.

The Board of Directors further announces that Mr Yao Wei and Mr Liu Hehe were re-elected by the employees of the Company as the employee representative Supervisors at the sixth session of the Supervisory Committee and Mr Li Luguang and Mr Li Jiamin were elected as the employee representative Supervisors at the sixth session of the Supervisory Committee.

The above-mentioned employee representative Supervisors shall, together with the five Supervisors re-elected and elected at the AGM, constitute the sixth session of the Supervisory Committee. The biographical details of these employee representative Supervisors are as follows:

Li Luguang, aged 52, is the general manager of PetroChina Southwest Oil&Gasfield Company and director of the Sichuan Petroleum Administration Bureau. Mr Li is a professor-level senior engineer and holds a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. He was the deputy general manager of PetroChina Southwest Oil&Gasfield Company from September 1999 and the general manager of PetroChina Southwest Oil&Gasfield Company from September 2003. He was appointed as director of the Sichuan Petroleum Administration Bureau in February 2008.

Yao Wei, aged 58, is an employee representative Supervisor of the Company and the general manager of PetroChina Pipeline Company. Mr Yao is a professor-level senior engineer and holds a master degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Yao became the deputy manager of Beijing Natural Gas Transport Company in July 1995. From April 2001, he had been the deputy general manager of Beijing Huayou Gas Corporation Limited. From April 2007, Mr Yao had been the general manager of PetroChina Pipeline Company. From May 2011, Mr Yao has been a Supervisor of the Company.

Li Jiamin, aged 50, is the general manager of PetroChina Lanzhou Petrochemical Company and Lanzhou Petroleum&Chemical Company. Mr Li is a professor-level senior engineer and holds a master degree. He has over 30 years of working experience in China’s oil and gas industry. He had been the deputy general manager and chief security officer of PetroChina Lanzhou Petrochemical Company from August 2004. He was appointed as the general manger of PetroChina Lanzhou Petrochemical Company and Lanzhou Petroleum&Chemical Company in March 2012.

Liu Hehe, aged 50, is an employee representative Supervisor of the Company and the general manager of PetroChina Inner Mongolia Marketing Company. Mr Liu is a professor-level senior economist and holds a bachelor degree. He has over 25 years of working experience in China’s oil and petrochemical industry. He had been the general manager of PetroChina East China Marketing Company from April 2004 and the general manager of PetroChina East China (Shanghai) Marketing Company from December 2008. He had been the general manager of PetroChina Inner Mongolia Marketing Company from November 2009. From May 2011, he has been a Supervisor of the Company.

None of Mr Li Luguang, Mr Yao Wei, Mr Li Jiamin or Mr Liu Hehe hold any directorship in other public listed companies in Hong Kong within the past three years.

None of Mr Li Luguang, Mr Yao Wei, Mr Li Jiamin or Mr Liu Hehe have any relationship with any other Directors, Supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at the date of this announcement, none of them have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the re-election and election of Mr Li Luguang, Mr Yao Wei, Mr Li Jiamin and Mr Liu Hehe as the employee representative Supervisors, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The first meeting of the sixth session of the Board of Directors of the Company was held on 22 May 2014 (the “Board Meeting”). The attending Directors considered and approved the “Proposal in relation to the election of the chairman and vice chairman of the Company”. Pursuant to the resolution passed at the Board Meeting, the Board of Directors is pleased to announce that Mr Zhou Jiping has been appointed as the Chairman of the Company; Mr Liao Yongyuan and Mr Wang Dongjin have been appointed as the Vice Chairman of the Company. The above appointments took effect from 22 May 2014.

The first meeting of the sixth session of the Supervisory Committee of the Company was held on 22 May 2014 (the “Supervisory Committee Meeting”). The attending Supervisors considered and approved the “Proposal in relation to the election of the chairman of the sixth session of the Supervisory Committee of the Company”. Pursuant to the resolution passed at the Supervisory Committee Meeting, the Board of Directors is pleased to announce that Mr Guo Jinping has been appointed as the chairman of the sixth session of the Supervisory Committee of the Company.

The Company is in the course of identifying a suitable candidate to fill the vacancy of an independent non-executive Director and its Audit Committee’s membership as soon as practicable to meet the requirements on the number of independent non-executive directors under Rule 3.10A of the Listing Rules, the minimum number of audit committee members under Rule 3.21 of the Listing Rules, and also the requirements under Rules 3.10(2) and 3.21 of the Listing Rules which require listed issuers to appoint at least one independent non-executive director as well as one member in the audit committee with appropriate professional qualifications or accounting or related financial management expertise.

Further announcement will be made by the Company in relation to such appointment as and when appropriate.

By order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

Beijing, the PRC

22 May 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director, Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director and Mr Chen Zhiwu, Mr Richard H. Matzke and Mr Lin Boqiang as independent non-executive directors.